Genesis Park Acquisition Corp.

2000 Edwards Street, Suite B

Houston, Texas 77007

July 6, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street

Washington, D.C. 20549-7010

Attn:	Melissa Gilmore, Andrew Blume, Sergio Chinos, Asia Timmons-Pierce

Re:	Genesis Park Acquisition Corp.

    Draft Registration Statement on Form S-4

    Submitted May 12, 2021

    CIK No. 0001819810

Ladies and Gentlemen:

This letter sets forth the responses of Genesis Park Acquisition Corp. (the “Company” or “GPAC”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated June 9, 2021, with respect to the Company’s Draft Registration Statement on Form S-4 submitted on May 12, 2021 (the “Draft Registration Statement”).

The full text of the Staff’s comments has been included in this letter for your convenience.

Concurrently with the submission of this letter, the Company is publicly filing its Registration Statement on Form S-4 (the “Registration Statement”). The Registration Statement addresses the Staff’s comments and updates or clarifies certain other information in the Draft Registration Statement. The Company is also providing the Staff a marked proof of the Registration Statement showing all changes made to the Draft Registration Statement.

Draft Registration Statement on Form S-4 submitted May 12, 2021

General

1.

We note your disclosure that the Proposed Governing Documents shall designate the federal district courts of the United States as the sole and exclusive forum for resolving any action asserting a claim under the Securities Act. Further, we note that this provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act. On page xvi, your disclosure suggests that the Proposed Governing Documents will designate the federal district courts of the United States as the exclusive forum for litigation arising out of the Exchange Act. Please revise accordingly.

Response: The Company has revised the disclosure on pages xx and 146 of the Registration Statement to delete the reference to the Exchange Act in conformity with the Proposed Governing Documents.

2.

Please revise your cover page to give prominence to the disclosure that the Sponsor and GPAC directors and executive officers have interests in the business combination that is different from, or in addition, to those of your shareholders.

Response: The Company has revised the disclosure on the cover page of the preliminary proxy statement/prospectus forming part of the Registration Statement to give prominence to the disclosure that the Sponsor and GPAC’s directors and executive officers have interests in the business combination that are different from, or in addition to (and which may conflict with), those of GPAC’s shareholders.

Securities and Exchange Commission

July 6, 2021

Questions and Answers for Shareholders of GPAC, page ix

3.

Please add a question and answer that addresses the positive and negative factors that the board considered when determining to enter into the business combination agreement and its rationale for approving the transaction.

Response: The Company has revised the disclosure on pages xiii and xiv of the Registration Statement to add a question and answer that addresses the positive and negative factors that the board considered when determining to enter into the business combination agreement and its rationale for approving the transaction.

Interests of GPAC Directors and Executive Officers in the Business Combination, page 18

4.

Please revise the second and third bullet point to quantify the value of the securities held by the Sponsor as of the most practicable date. Further, please quantify the out-of-packet expenses incurred by your Sponsor, executive officers, and directors as of the most practicable date. In addition, please add a question and answer that discusses such interests in the corresponding section.

Response: The Company has revised the disclosure on pages xv, 19, 20, 66 and 135 of the Registration Statement to quantify the value of the securities held by the Sponsor as of June 25, 2021 and the out-of-pocket expenses incurred by the Sponsor and GPAC’s directors and executive officers as of June 30, 2021. The Company has also revised the disclosure on pages xv and xvi of the Registration Statement to add a question and answer relating to the interests of the Sponsor and GPAC’s directors and executive officers (including with respect to the value of the securities held by the Sponsor and the out-of-pocket expenses incurred by the Sponsor and GPAC’s directors and executive officers) that are different from, or in addition to (and which may conflict with), the interests of GPAC’s shareholders with respect to the Business Combination.

Background to the Business Combination, page 112

5.

We note your disclosure that the business combination transactions with other potential targets were ultimately not pursued. Please expand your disclosure to discuss in greater detail these other potential targets, including their size and material attributes, and the reasons they were not pursued. Please substantially revise your disclosure to provide additional detail, including timing and how the discussions with other potential targets overlapped with one another and with Redwire. Please describe the potential terms discussed and the progress of those discussions. Also provide the dates of board meetings at which the management team communicated with the board, how many candidates they presented to the board, what recommendations they made, whether financial advisors were involved, and further information on the board’s decision-making process.

Response: The Company has revised the disclosure on pages 114-119 of the Registration Statement to address the Staff’s comment.

6.

Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, consideration, Minimum Closing Cash Condition, proposals and counter-proposals and the size of PIPE. In your revised disclosure, please explain the reasons for the terms, each party’s position on the issues, and how you reached agreement on the final terms.

Response: The Company has revised the disclosure on pages 119-124 of the Registration Statement to address the Staff’s comment.

7.

Please revise your disclosures to discuss the parties’ negotiations of the amount and type of consideration throughout the negotiation process. Please disclose the counter-proposal made by each party. Please also explain the reasons that the parties agreed to a modification of the consideration to be received by Holdings in connection with the Business Combination from aggregate consideration of $640 million to aggregate consideration of $447 million.

Response: The Company has revised the disclosure on pages 119-124 of the Registration Statement to address the Staff’s comment.

8.

Please discuss the parties negotiation of the Minimum Closing Cash Condition, including counter proposals made by each party. Please explain why the parties agreed that the Minimum Closing Cash Condition would be reduced from a range of $200-250 million to $185 million.

Response: The Company has revised the disclosure on pages 121, 123 and 124 of the Registration Statement to address the Staff’s comment.

Securities and Exchange Commission

July 6, 2021

9.	Please disclose the valuation provided by Greenhill at the meeting held on March 22, 2021.

Response: The Company has revised the disclosure on pages 124 and 131 of the Registration Statement to address the Staff’s comment.

10.	Please disclose the valuations discussed at the February 14, 2021 meeting.

The Company respectfully advises the Staff that no valuations were discussed at the February 14, 2021 meeting of the GPAC Board. On February 13, 2021, GPAC had initial discussions with Greenhill regarding the possibility of Greenhill acting as the mergers and acquisitions advisor to GPAC in connection with the Business Combination, and the purpose of the February 14, 2021 meeting was to provide Greenhill with the background of the transaction and the status of the various workstreams, including financial projections and the business diligence work performed to date.

The Company has clarified the related disclosure on page 122 of the Registration Statement to address the Staff’s comment.

Certain Company Projected Financial Information, page 124

11.

We note that you present a projection of Adjusted EBITDA and that the calculation excludes “certain non-cash items and other non-recurring items that management believes are not indicative of ongoing operations.” Please disclose in sufficient detail the nature of all material items that are excluded in your Adjusted EBITDA projections.

Response: In response to the Staff’s comment, the Company has updated the disclosure in footnote (1) to the table on page 134 of the Registration Statement to disclose the nature of the non-recurring items that were excluded from the Adjusted EBITDA projections.

The Company respectfully advises the Staff that, in the Adjusted EBITDA projections, Redwire has not excluded any non-cash and non-recurring items other than the definitional add backs (i.e., interest expense, income taxes, depreciation, and amortization) for fiscal year 2022 and beyond. With respect to the Adjusted EBITDA projections for fiscal year 2021, estimated transaction-related costs in connection with the potential acquisitions in Redwire’s pipeline were excluded.

12.

We note your disclosure on page 124 that the financial projections reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Redwire’s business. Please revise to describe such estimates, matters and assumptions with greater specificity and quantify where practicable. Please disclose any other information to facilitate investor understanding of the basis for and limitations of these projections. Please specifically address the significant differences in your historical revenue and market share from your future projections, including those that are multiple years into the future.

Response: In response to the Staff’s comment, the Company has updated the disclosure in the section of the Registration Statement entitled “Certain Company Projected Financial Information” on pages 132 and 133 to disclose more specific information concerning estimates, matters and assumptions reflected in the financial projections.

13.

We note the following disclosure “none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error or to have changed.” Please revise your disclosure to clarify that you will update this information to the extent required by law.

Response: The Company has revised the disclosure on page 133 of the Registration Statement to address the Staff’s comment.

Governing Documents Proposals, page 135

14.	Please reformat the table commencing on page 135, as the table is difficult to follow in its current format.

Response: The Company has reformatted the table commencing on page 144 of the Registration Statement to make the table easier to follow.

U.S. Federal Income Tax Considerations, page 166

15.

We note your disclosure, here and elsewhere, that the domestication “should” qualify as a reorganization within the meaning of Section 368 of the Code. Please state in your disclosure that the discussion is the opinion of tax counsel. Please refer to Sections III.B and C of Staff Legal Bulletin 19. Please update your exhibit index to include counsel’s tax opinion.

Response: The Company has revised the disclosure on pages xxi, 23, 81 and 177 of the Registration Statement to address the Staff’s comment and has filed an opinion of counsel as Exhibit 8.1 to the Registration Statement.

Securities and Exchange Commission

July 6, 2021

Unaudited Pro Forma Condensed Combined Financial Information, page 180

16.

We note that you acquired Oakman Aerospace, Inc. (“Oakman”) on January 15, 2021 for approximately $15.2 million and that the acquisition was below the 20% significance threshold. Please provide us with the significance test calculations supporting your conclusion that Oakman financial statements are not required to be presented.

Response: In response to the Staff’s comment, the Company respectfully requests the Staff to refer to the SEC preclearance letter sent by Mr. William Read, Chief Financial Officer of Redwire, dated January 28, 2021 with a response from the SEC Associate Chief Accountant on February 16, 2021 for background on the Oakman acquisition.

The Company respectfully advises the Staff that the significance of Oakman was evaluated under the amended rules effective January 1, 2021 to determine the financial statement requirements under Regulation S-X Rule 8-04 using Redwire, the accounting acquirer, as the basis for performing the tests of significance. According to amended Regulation S-X Article 11, the denominator when performing the significance tests for Oakman was Redwire’s 2020 financial statements (i.e., the Redwire successor period results) which were the most recent pre-acquisition annual financial statements required to be filed. Please refer to the letter mentioned above for further background.

The following calculations were performed to determine the significance level of Oakman:

(in thousands)
Investment Test

GAAP Purchase Price of Acquiree	$14,252,490

Consolidated Total Assets at December 31, 2020	$156,775,041

Calculated Significance - Investment Test	9.1%

Below or above threshold?	Below threshold

Asset Test

Predecessor’s Pre-Acquisition Share of Acquiree’s Total Assets	$2,916,741

Consolidated Total Assets at December 21, 2020	$156,775,041
Calculated Significance—Asset Test	1.9%

Below or above threshold?	Below threshold

Income Test

Acquiree Income Before Taxes	$642,507

Net Income/(Loss) - Full Fiscal Year	$(18,031,721)
Taxes	3,658,761
Income Before Taxes - Full Fiscal Year	$(14,372,960)

Calculated Significance - Income Component	4.5%

Acquiree Pre-Acquisition 12-Month Revenue	$6,700,000
Full Fiscal Year Revenue	$40,785,147
Calculated Significance - Revenue Component	16.4%

Calculated Significance - Income Test	4.5%

Below or above threshold?	Below threshold

The Company respectfully advises the Staff that the calculations above have been updated since the SEC preclearance letter was sent to reflect the actual purchase price of Oakman after considering contractual adjustments for net-working capital and cash adjustments, as well as the final year-end balances for Redwire as of December 31, 2020. Although the calculated significance percentages have changed since the SEC preclearance letter was sent with projected 2020 Redwire results, when the actual results for Redwire 2020 were used, as reflected above, the overall conclusion regarding the significance of Oakman has not changed.

Securities and Exchange Commission

July 6, 2021

Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 190

17.

We note from pro forma adjustment (d) that you have reclassified the GPAC public warrants from liability to equity and that the accounting treatment of the remaining warrants are being evaluated to assess if they qualify for equity or liability classification. Citing authoritative GAAP guidance, where applicable, please tell us why your public warrants will qualify for equity classification. Also provide us with an updated assessment regarding classification of the remaining warrants. In doing so, tell us the specific information you are waiting upon to finalize your conclusion.

Response: The Company acknowledges the Staff’s request to provide additional information pertaining to our analysis of both the public warrants and private warrants and respectfully advises the Staff that we have analyzed the private warrants, and we believe that there are no remaining considerations being evaluated that could impact the classification or measurement.

The Company respectfully advises the Staff that, following the closing of the business combination, the GPAC public warrants qualify for equity classification pursuant to the following analysis:

•

The public warrants would not be liabilities under Accounting Standards Codification (“ASC”) 480 because (a) they are not mandatorily redeemable shares, (b) they are not puttable and the underlying common shares are not puttable outside of the Company’s control and (c) they do not embody an obligation to the Company to issue a variable number of shares whereby the monetary value of such obligation is fixed at inception, vary inversely with the Company’s share price or vary with extraneous factors other than the Company’s share price.

•

The public warrants are indexed to the Company’s own stock pursuant to ASC 815-40-15-7 because (a) there are no exercise contingencies that are tied to factors other than the Company’s own stock or own operations and (b) the adjustments to the public warrants’ settlement amounts are inputs in a standard option pricing model or are permitted in ASC 815-40. Specifically, the following provisions were evaluated in detail:

•

Although the Company may elect to call the public warrants at $0.01 when the share price equals or exceeds $18.00 for 20 out of 30 trading days (i.e., when the public warrants are deep in the money), the substance of the provision is to accelerate the exercise of the public warrants. The Company believes that a $0.01 settlement outcome leaves the Company and the holder in substantively the same economic position as if the public warrants had expired worthless. As such the Company viewed this provision as an exercise contingency that is based on the Company’s own stock that does not preclude equity indexation.

•

Adjustments due to share combination, sub-division, or stock dividends and extraordinary dividends are standard antidilution adjustments that are designed to preserve the fair value of the public warrants after a dilutive event. They are consistent with adjustments in Example 17 under ASC 815-40-55-42 to 55-43.

•

Adjustment to reduce the exercise price upon a reorganization or merger is designed to compensate for the lost time value of the public warrant due to a reorganization or merger event. The inputs to this adjustment are the fair value of the public warrants and the fair value of the underlying shares at the time of the event, which are both permissible under ASC 815-40.

•

The public warrants qualify for equity classification under ASC 815-40-25 because there are no possible instances in which the Company would have to pay cash to settle the exercise of the warrants. Furthermore, in the event of a tender offer or exchange in which a change of control is triggered (i.e., holders of more than 50% of the ordinary shares accepted the offer and there is only one class of voting shares in the post-merger company—the ordinary shares), the warrant holders would receive the same form of consideration as those ordinary shareholders upon exercising the warrants. Although such an event is not within the Company’s control, a potential cash settlement under a fundamental change in greater than 50% of the voting interest of the issuer does not preclude equity classification as stated in ASC 815-40-55-3.

Separately, in continuing to evaluate the private placement warrants, we determined that they would continue to be classified as liabilities following the merger because their settlement amount differs depending on the identity of the holder. Specifically, upon a reorganization event in which the exercise price of the private placement warrants is adjusted based on time value, such time value adjustment would be based on a capped Black-Scholes model (as opposed to an uncapped model) following transfer of the private warrants by the original holder to a non-permitted transferee. Since the identity of the holder is not an input to a standard option pricing model, the private placement warrants are not indexed to the Company’s own stock and accordingly continue to be classified as liabilities at fair value following the merger, with subsequent changes in fair value recorded in earnings.

Securities and Exchange Commission

July 6, 2021

18.

We note that pro forma adjustment (m) includes interest expense that would have been incurred to finance the MIS, Roccor and DPSS acquisitions. Please confirm that all debt related to this adjustment is reflected on your pro forma balance sheet. Also disclose how the pro forma interest rates were determined and if the actual rates may vary.

Response: The Company respectfully acknowledges the Staff’s comment regarding debt related to this pro forma adjustment and confirms that all of the debt related to this pro forma adjustment is reflected in the pro forma balance sheet.

In response to the Staff’s comment regarding the determination of the pro forma interest rates, the Company has updated the disclosure on page 201 of the Registration Statement to disclose that the adjustment is based on the effective interest rates related to the debt agreements leveraged to finance those acquisitions.

Information About Redwire, page 217

19.	Please discuss the sources and availability of raw materials and the names of principal suppliers. Please refer to Item 101(h)(4)(v) of Regulation S-K. We note the last risk factor on page 45.

Response: In response to the Staff’s comment, the Company has updated the disclosure on page 241 of the Registration Statement to disclose the sources and availability of raw materials under a newly added section entitled “Raw Materials and Suppliers.”

The Company respectfully advises the Staff that Redwire’s principal suppliers tend to vary by year according to evolving customer-defined requirements for specialized subassemblies and components. Given year-to-year variation in Redwire’s principal suppliers, knowledge of the names of Redwire’s principal suppliers is not material to an understanding of Redwire’s business.

Redwire’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators and Backlog, page 241

20.

We note your discussions and computations of the book-to-bill ratio and backlog. Please revise your disclosures to clearly define contracts awarded, organic contract value and revenue, and acquisition-related contract value and revenue. In doing so, clarify the distinction between “contracts awarded” in the book-to-bill ratio to the additions of “organic contract value” in backlog. Also disclose any limitations on the contracts “organic contract value” in backlog. Also disclose any limitations on the contracts awarded amounts, such as any pertinent termination clauses or contingencies, that may ultimately impact the realizations of such amounts as revenues. See SEC Release Nos. 33-10751.

Response: In response to the Staff’s comment, the Company has updated the disclosures related to backlog and book-to-bill ratio on pages 255 and 256 of the Registration Statement in the following manner:

•

The backlog calculation now discloses the change in contract value from additions during the year separately for “organic additions during the year” and “acquisition-related additions during the year.” This now agrees to the amount presented in the book-to-bill ratio for 2020 when the predecessor and successor periods are summed.

•	Clarified key terms relating to backlog and the book-to-bill ratio within the Management Discussion and Analysis section, including the difference between organic and acquisition related values.

•	Disclosed limitations (if any) on the contract awarded balances.

Securities and Exchange Commission

July 6, 2021

Audited Consolidated Financial Statements of Cosmos Intermediate, LLC

Notes to Consolidated Financial Statements

Note B - Summary of Significant Accounting Policies

Basis of Presentation, page F-31

21.

Please provide us with a complete analysis of how you determined In Space Group (“MIS”) was your predecessor. In doing so, provide an assessment of why none of the other combined entities represented a predecessor or co-predecessor.

The Company acknowledges the Staff’s request to provide a complete analysis of how it was determined that In Space Group (“MIS”) was Redwire’s predecessor, including an assessment of why none of the other combined entities represented a predecessor or co-predecessor.

We respectfully request the Staff to refer to the SEC preclearance letter sent by Mr. William Read, Chief Financial Officer of Redwire, dated November 17, 2020 (the “letter dated November 17, 2020”) and the response from the SEC Associate Chief Accountant on December 23, 2020 (the “response letter dated December 23, 2020”). In the letter dated November 17, 2020, Mr. Read outlines Redwire’s position that MIS is the predecessor entity in comparison to the other entities acquired in 2020. We have summarized below the analysis for your reference. The Company respectfully submits to the Staff that the complete analysis has already been reviewed by the Associate Chief Accountant of Division of Corporation Finance, who did not object in the response letter dated December 23, 2020.

Key factors that were considered in the predecessor determination analysis are summarized below, but the below summary does not constitute the complete analysis as set forth in the letter dated November 17, 2020:

Size of each entity acquired

MIS was the largest entity acquired as measured by several metrics. The purchase price of MIS was $45 million, compared to $33 million, $20 million, and $5 million for Adcole Space, Roccor, and DSS, respectively. The pre-acquisition assets of MIS at $12.9 million were over double the pre-acquisition assets of the next highest entity, Adcole Space, at $6.2 million. The assets after applying purchase accounting for MIS were more than $14 million higher than the next highest entity, Adcole Space. MIS won many contracts in 2019 contributing to the significant expected growth in the business in 2020 and beyond. Additionally, by combining the internal infrastructure and technology obtained through the MIS acquisition, the foundation of Redwire’s business strategy and platform was solidified.

Financial characteristics of acquired entities

Revenue for the year ended 2019 and 2020 was highest for MIS when compared to the next closest entity, Adcole Space, by approximately $3.3 million and $27.7 million, respectively. Adcole Space had a profit of $1.6 million and a net loss of $.3 million whereas MIS had a net loss of $3.9 million and $2.5 million for the year 2019 and 2020, respectively. Revenue for 2020, driven by new contract wins in 2019 and early 2020, support MIS as being the primary revenue contributor of the combined business going forward. Management also has identified several areas for synergies in which Redwire, after the addition of MIS, can bid on contracts for which each of the respective individual entities would not have had the technical capabilities to bid.

Ongoing management

Within the executive management positions of Redwire, there are two individuals from legacy MIS who hold positions: the ex-President of MIS is now the Chief Operating Officer of Redwire, and the ex-Chief Engineer of MIS is now the Chief Technology Officer of Redwire. All other executive management positions of Redwire have been hired externally.

The purchase price, pre-acquisition assets, assets after applying purchase accounting, and impact to Redwire’s strategy of building an aerospace platform all support MIS as the predecessor entity. Further, MIS is the innovative entity needed to bring the capabilities and fulfill the vision AEI originally had when it acquired both Adcole Space and DSS. MIS’ support functions, including back office resources, allowed for the combined company to expand its capabilities as a platform. Additionally, Redwire’s corporate headquarters are Jacksonville, FL which is the former headquarters of MIS.

Securities and Exchange Commission

July 6, 2021

Multiple predecessor considerations

MIS’ historical financial statements provide the most relevant information related to Redwire. The other operating entities will be considered as acquired businesses under Regulation S-X (“S-X”) Rule 8-04, and their financial statements were included in the Draft Registration Statement except for the relief granted via the response letter dated December 23, 2020 or DSS. The pro forma financial information included within the Draft Registration Statement dated May 12, 2021 included the results of all acquisitions completed in 2020 and 2021.

The Draft Registration Statement included AICPA audited financial statements for the year ended December 31, 2019 and for the period from January 1, 2020 to March 1, 2020 for Adcole Space to satisfy S-X Rule 8-04. Additionally, Adcole Space was included in the PCAOB audited successor period of Redwire starting on March 2, 2020 through December 31, 2020. If Adcole Space was determined to be a co-predecessor, the additional information that would have been presented to investors related to this entity would have been limited, given investors received the AICPA audited financial statements. In light of the more current information provided, we do not believe the additional pre-acquisition historical information would provide any additional material information to investors.

22.

We note that you acquired MIS, the predecessor, on June 22, 2020 and that the February 10, 2020 start of the successor period precedes the June 21, 2020 end of the predecessor period. Citing authoritative guidance, if applicable, explain to us why you present overlapping predecessor and successor periods.

Response: The Company acknowledges the Staff’s request for an explanation for presenting overlapping predecessor and successor periods. We respectfully request the Staff to refer to the letter dated November 17, 2020 and the response letter dated December 23, 2020.

While MIS is the not the first entity acquired by Redwire, MIS was determined to be the predecessor to Redwire. Adcole Space was the first entity acquired by Redwire on March 2, 2020 and the Redwire entities were incorporated on February 10, 2020. Given the timing of the creation of the Redwire entities and the Adcole Space acquisition, inclusion of the post-acquisition historical financial results in the successor period necessitated the presentation of overlapping predecessor and successor periods. The Company respectfully submits to the Staff that the foregoing analysis has already been reviewed by the Associate Chief Accountant of Division of Corporation Finance, who did not object in the response letter dated December 23, 2020.

Securities and Exchange Commission

July 6, 2021

Note Q – Equity-Based Compensation, page F-61

23.

We note your disclosure on page F-65 that there was approximately $1.9 million of unrecognized compensation costs related to Class P incentive units as of December 31, 2020. You disclose on page 251 that the amount of unrecognized compensation costs related to such units was approximately $28 million as of March 24, 2021. Please tell us and disclose the reason for the significant difference in unrecognized compensation cost between these dates.

Response: The Company acknowledges the Staff’s request for additional information pertaining to the difference in unrecognized compensation cost as of December 31, 2020 and as of March 24, 2021 for Cosmos Intermediate, LLC (“Cosmos Intermediate”).

The unrecognized compensation cost for Class P Incentive Units (the “Incentive Units”) as of December 31, 2020 ($1.9 million) was based on a valuation performed as of October 22, 2020, the grant date of the awards. As of October 22, 2020, there was not an expectation that Cosmos Intermediate would merge with the Company.

On March 24, 2021 the Class P Unit Incentive Plan was amended, resulting in Cosmos Intermediate performing an analysis to assess the impact of this modification. The calculated fair value of the Class P Incentive Units as of March 24, 2021 was determined to be $27.9 million, which was higher than the original grant date fair value. The primary factor contributing to the increase in the units’ fair value was the expectation that Cosmos Intermediate would merge with the Company, as the Merger Agreement was executed on March 25, 2021. The valuation as of October 22, 2020 was based on the total invested capital into Cosmos Intermediate of $56 million at the time of the valuation and did not contemplate a potential SPAC exit exit transaction involving a special purpose acquisition company. The valuation performed as of March 24, 2021 factored in the value of the consideration Redwire expects to receive outlined in the Merger Agreement. Other assumption changes in the March 24, 2021 valuation compared to the October 22, 2020 valuation included an expected shorter time until exit, lowered volatility, and lower discount for lack of marketability, which contributed to a higher estimated fair value of the Class P Incentive Units.

The disclosure on page 267 of the Registration Statement has been updated to reflect the above explanation.

Securities and Exchange Commission

July 6, 2021

If you have any questions related to this letter, please do not hesitate to contact Bill Gump at (212) 728-8285, Angela Olivarez at (713) 510-1710 or Jesse Myers at (713) 510-1709 of Willkie Farr & Gallagher LLP.

Sincerely,

/s/ Paul W. Hobby
Paul W. Hobby
Chief Executive Officer

Via E-mail:

cc:	William H. Gump
Angela Olivarez
Jesse P. Myers
Willkie Farr & Gallagher LLP

Robert M. Hayward, P.C.
Alexander M. Schwartz
Kirkland & Ellis LLP